Execution Version

MICHICANN MEDICAL INC.

and

TIDAL ROYALTY CORP.

and

2690229 ONTARIO INC.

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

MARCH 12, 2020

TABLE OF CONTENTS

5.1 Waiver of Notice of Subco Shareholder Meeting and Resolution in Lieu of Meeting by Tidal . 28

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TABLE OF CONTENTS

(continued)

SCHEDULE A AMALGAMATION AGREEMENT SCHEDULE B AMALGAMATION RESOLUTION SCHEDULE C FUNDAMENTAL CHANGE WRITTEN CONSENT SCHEDULE D TIDAL SERIES II PREFERRED SHARE CONDITIONS

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AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of March 12, 2020,

BETWEEN:

MICHICANN MEDICAL INC., a corporation incorporated under the laws in the Province of Ontario (“MichiCann”)

-and-

TIDAL ROYALTY CORP., a corporation incorporated under the laws of the Province of British Columbia (“Tidal”)

-and

2690229 ONTARIO INC.

a corporation incorporated under the laws of the Province of Ontario (“Subco”)

(each a “Party” and collectively, the “Parties”)

WHEREAS Tidal is a reporting issuer listed on the Canadian Securities Exchange (“CSE”);

AND WHEREAS pursuant to an amended and restated letter of intent between the Parties dated February 12, 2019 and a business combination agreement dated May 8, 2019 (as amended June 28, 2019 and July 30, 2019), MichiCann and Tidal propose to combine the business and assets of MichiCann with those of Tidal;

AND WHEREAS the Parties intend to carry out the proposed business combination by way of a statutory amalgamation under the provisions of the OBCA (as defined below) and related transaction steps;

AND WHEREAS pursuant to the business combination agreement dated May 8, 2019, MichiCann obtained shareholder approval for the amalgamation on the terms as contemplated in such agreement at a special meeting of shareholders held on May 21, 2019;

AND WHEREAS the Parties now wish to amend certain terms of the proposed business combination, which will require MichiCann to seek the requisite shareholder approval for the amalgamation as now contemplated by the terms of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively: “Affiliate” has the meaning ascribed thereto in the OBCA;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this business combination agreement, including the schedules attached hereto, as the same may be amended or supplemented from time to time;

“Amalco” means the amalgamated corporation resulting and continuing from the Amalgamation;

“Amalco Shares” means the common shares in the share capital of Amalco;

“Amalgamation” means the amalgamation of MichiCann and Subco by way of a “three-cornered amalgamation” with Tidal pursuant to Section 174 of the OBCA;

“Amalgamation Agreement” means the agreement among MichiCann, Tidal and Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule A to this Agreement;

“Amalgamation Resolution” means the special resolution of the MichiCann Shareholders approving the Amalgamation which is to be considered at the MichiCann Meeting, substantially in the form and content of Schedule B to this Agreement;

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation required under the OBCA to be filed with the Director;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Bridging Credit Agreements” means: (i) the amended and restated credit agreement dated January 10, 2020 between RWB Illinois, Inc., Mid-American Growers Inc. and PharmaCo as borrowers and MichiCann as guarantor and Bridging Finance Inc., as lender; (ii) the guarantee and indemnity agreement dated January 10, 2020 made by MichiCann in favour of Bridging Finance Inc.; (iii) the postponement and subordination agreement dated January 10, 2020 made by MichiCann in favour of Bridging Finance Inc.; (iv) the continuing security agreement dated January 10, 2020 made by RWB Illinois, Inc. in favour of Bridging Finance Inc.; (v) the collateral assignment agreement made as of January 10, 2020 made by RWB Illinois, Inc. in favour of Bridging Finance Inc.; (vi) the collateral assignment agreement made as of January 10, 2020 made by Mid-American Growers, Inc. in favour of Bridging Finance Inc.; (vii) the environmental and ADA indemnity agreement dated as of January 10, 2020 made by RWB Illinois, Inc., Mid-American Growers and MichiCann to and for the benefit of Bridging Finance Inc.; and (viii) the mortgage, assignment of leases and rents, security agreement made on January 10, 2019 by RWB Illinois, Inc., Mid-American Growers, Inc. to Bridging Finance Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday, legal holiday or any day on which banking institutions are closed for business in Toronto, Ontario or Vancouver, British Columbia;

“Business Combination” means the series of transactions, as detailed in this Agreement, through which the businesses of MichiCann and Tidal will be combined, including the Amalgamation, the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments;

“Certificate of Amalgamation” means the certificate in respect of the Amalgamation issued by the Director;

“Completion Deadline” means April 30, 2020 or such later date as may be mutually agreed between the Parties in writing;

“Confidentiality Agreement” means the mutual non-disclosure agreement dated January 22, 2019 and accompanying acknowledgement regarding confidential information dated January 23, 2019;

“CSE” means the Canadian Securities Exchange;

“Debt Instrument” has the meaning ascribed thereto in section 3.1(dd) hereof;

“Depositary” means such Person as Tidal may appoint to act as depositary in relation to the Business Combination, with the approval of MichiCann, acting reasonably;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting MichiCann Shares” means the MichiCann Shares held by Dissenting Shareholders;

“Dissenting Shareholder” means a registered holder of MichiCann Shares who, in connection with the special resolution of the MichiCann Shareholders approving the Amalgamation, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its MichiCann Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

“Documents” means, collectively, this Agreement and the Amalgamation Agreement;

“DRS Statement” means a statement evidencing a shareholding position under the Direct Registration System.

“Effective Date” means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, which date shall be in accordance with section 2.1(e) hereof;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be agreed by MichiCann and Tidal;

“Environmental Laws” means collectively, all applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Escrow Agent” means National Securities Administrators Ltd. acting as escrow agent or such other escrow agent mutually satisfactory to the parties;

“Escrow Agreement” means the escrow agreement, in a form to be agreed between MichiCann and Tidal and entered into by the Escrow Agent and the directors, officers and shareholders of MichiCann, PharmaCo and Tidal as contemplated by the MichiCann Escrow Agreements and the Tidal Escrow Agreements, pursuant to which the shares subject to the Escrow Agreements will be restricted from transfer and other dealings and released in three equal tranches as follows: 1/3 on the date that is six

(6) months following the Effective Date, 1/3 on the date that is twelve (12) months following the Effective Date and 1/3 on the date that is eighteen (18) months following the Effective Date;

“Exchange Ratio” means 2 Resulting Issuer Consideration Shares (comprised of 1 Resulting Issuer Shares and 1 Resulting Issuer Series II Preferred Shares) for each one (1) MichiCann Share held; provided that the Exchange Ratio shall be adjusted in such manner as agreed to in writing by Tidal and MchiCann to account for acquisitions or other dilutive transactions of MichiCann or Tidal that may be completed prior to the Time of Closing, with the consent in writing by Tidal and MichiCann, as applicable;

“fair value” where used in relation to a MichiCann Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between MichiCann and the Dissenting Shareholder;

“Fundamental Change Written Consent” means the written consent of the Tidal Shareholders, substantially in the form of Schedule C hereto, approving the Business Combination which constitutes a “Fundamental Change” as such term is defined in CSE Policy 8;

“Governing Documents” means, in respect of each Party, as applicable, its certificate, its notice of articles as amended, its articles of incorporation, as amended, and its by-laws, as amended;

“Government Authority” means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the CSE;

“IFRS” means International Financial Reporting Standards applicable as at the relevant date;

“In-The-Money Amount” in respect of a MichiCann Option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

“in writing” means written information including documents, files, software, records and books made available, delivered or produced to one Party by or on behalf of the other Party;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Government Authority, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Government Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means a letter of transmittal to be sent, if required by the Depositary’s internal procedures, to holders of MichiCann Shares or Tidal Shares, as applicable, for use in connection with the Business Combination and in order to receive the Resulting Issuer Consideration Shares or the Resulting Issuer Shares, as applicable, to which they are entitled after giving effect to the Amalgamation and the Tidal Share Consolidation;

“MAG Acquisition Agreements” means: (i) the agreement and plan of merger dated as of October 9, 2019 (as amended by that first amendment No. 1 dated as of November 1, 2019 and amendment No. 2 dated as of January 9, 2020) by and among MichiCann, RWB Acquisition Sub, Inc., Arthur VanWindergerden and Ken VanWindergerden; and (ii) the real estate purchase agreement made and entered into as of January 10, 2020 between RWB Illinois, Inc. and VW Properties, LLC and Arthur VanWindergerden and Ken VanWindergerden;

“Material Adverse Change” means any change in the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, which is materially adverse to the business of such Party and its Subsidiaries, considered as a whole, other than a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

“Material Adverse Effect” means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

“material fact”, “material change”, and“misrepresentation” have the meanings ascribed thereto in the Securities Act (Ontario) as the same has been and may hereafter from time to time be modified;

“MichiCann” means MichiCann as it exists prior to the completion of the Business Combination;

“MichiCann Convertible Securities” means collectively, the MichiCann Options, the MichiCann Warrants, the 37,000,000 MichiCann Shares (subject to adjustment) issuable upon the exercise of the put rights or call rights under the PharmaCo Put/Call Option Agreement, the MichiCann Debenture and the rights to receive 17,133,600 MichiCann Shares (plus up to an additional 5,280,200 Resulting Issuer Consideration Shares) issuable pursuant to the MAG Acquisition Agreements;

“MichiCann Debenture” means a secured convertible debenture in the principal amount of $15,000,000 effective as of February 25, 2019 (as amended by a first amending agreement entered into on August 28, 2019, and as increased by US$2,000,000 by a second amending agreement entered into on September 11, 2019 and as increased by US$500,000 by a third amending agreement entered into on March 12, 2020) issued by MichiCann to Tidal;

“MichiCann Escrow Agreements” means the Escrow Agreements, to be signed by each of the current officers and directors of MichiCann and certain shareholders of MichiCann and PharmaCo, such that a minimum of 50% of the aggregate number of issued and outstanding MichiCann Shares on a fully diluted basis are subject to the Escrow Agreements;

“MichiCann Financial Statements” has the meaning ascribed thereto in section 3.1(l) hereof;

“MichiCann Meeting” means a special meeting of the shareholders of MichiCann to be held in order to seek shareholder approval for the Amalgamation;

“MichiCann Options” means the stock options to purchase MichiCann Shares granted to MichiCann’s directors, officers, employees, contractors and other eligible persons pursuant to the MichiCann Stock Option Plan, of which, as of the date of this Agreement, there are 6,500,000 MichiCann Options issued and outstanding;

“MichiCann Shareholder” means a registered holder of MichiCann Shares, from time to time, and “MichiCann Shareholders” means all such holders;

“MichiCann Shareholder Approval” means the approval of the Amalgamation Resolution by at least two-thirds of the votes cast by the MichiCann Shareholders present in person or by proxy at the MichiCann Meeting;

“MichiCann Shares” means the common shares in the capital of MichiCann; “MichiCann Stock Option Plan” means the stock option plan of MichiCann;

“MichiCann Subsidiaries” mean RWB Illinois, Inc. and Mid-American Growers, Inc.;

“MichiCann Warrants” means the common share purchase warrants of MichiCann, including compensation options issued to brokers in connection with a prior financing, of which, as of the date of this Agreement, there are 595,340 MichiCann Warrants issued and outstanding;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Party” means each of Tidal, MichiCann and Subco individually, and collectively, the “Parties”;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status;

“Personnel Obligations” means any obligations or liabilities of a Party or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of such Party or any of its Subsidiaries to directors, officers, employees and consultants: (a) for payments on or in connection with any change in control of such Party pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and (b) for any special incentive bonus payments and commitments;

“PharmaCo” means PharmaCo, Inc., a Michigan corporation, and its successors and permitted assigns (by amalgamation, merger or otherwise);

“PharmaCo Assets” means the: (i) at least 18 licensed provisioning centres, of which 10 are operational; (ii) 5 licensed cultivation facilities; and (iii) 2 licensed processing facilities, all in the State of Michigan, that PharmaCo owns or otherwise has executed and delivered binding purchase agreements in respect of, all as set forth in Schedule 3.3(p) to the MichiCann Debenture;

“PharmaCo Debenture” means a secured convertible debenture for a principal amount of up to US$114,734,209 dated January 4, 2019 issued by PharmaCo to MichiCann pursuant to the PharmaCo Debenture Purchase Agreement;

“PharmaCo Debenture Purchase Agreement” means the debenture purchase agreement dated January 4, 2019 and made between PharmaCo and MichiCann, as may be amended, supplemented, otherwise modified, restated or replaced from time to time;

“PharmaCo Put/Call Option Agreement” means the put/call option agreement dated January 4, 2019 and made between, inter alios, MichiCann and the shareholders of PharmaCo, as may be amended, supplemented, otherwise modified, restated or replaced from time to time;

“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Government Authority having jurisdiction or authority over any Party or the Subsidiary of any Party which is required or advisable to be obtained in order to permit the Business Combination to be effected and “Regulatory Approvals” means all such approvals, consents, waivers, permits, orders or exemptions;

“Reporting Jurisdictions” has the meaning ascribed thereto in section 3.2(f) hereof;

“Resulting Issuer” means Tidal upon completion of the Business Combination to be renamed “Red White & Bloom Brands Inc.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by its board of directors;

“Resulting Issuer Board” means the board of directors of the Resulting Issuer;

“Resulting Issuer Consideration Shares” means the Resulting Issuer Shares and the Resulting Issuer Series II Preferred Shares, to be issued in accordance with the Exchange Ratio;

“Resulting Issuer Convertible Securities” means, collectively, the Resulting Issuer Options and the Resulting Issuer Warrants;

“Resulting Issuer Options” means stock options to purchase Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to be issued to the holders of the MichiCann Options in replacement for their MichiCann Options in accordance with the Exchange Ratio;

“Resulting Issuer Preferred Shares” means the Tidal Preferred Shares after giving effect to the completion of the Business Combination;

“Resulting Issuer Series II Preferred Shares” means the Tidal Series II Preferred Shares after giving effect to the completion of the Business Combination;

“Resulting Issuer Shares” means the post-consolidated Tidal Shares after giving effect to the completion of the Business Combination;

“Resulting Issuer Warrants” means purchase warrants to purchase Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to be issued to the holders of the MichiCann Warrants in replacement for their MichiCann Warrants in accordance with the Exchange Ratio;

“Securities Authorities” means the applicable securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions, and the CSE;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

“Subco” means 2690229 Ontario Inc., a corporation incorporated under the laws of Province of Ontario, and a Subsidiary of Tidal;

“Subco Shares” means the common shares in the capital of Subco;

“Subsidiary” has the meaning ascribed thereto in the OBCA;

“Taxes” has the meaning ascribed thereto in section 3.1(u) hereof;

“Tidal” means Tidal Royalty Corp. as it exists prior to the completion of the Business Combination;

“Tidal Advisory Fee” means the 14,762,000 Resulting Issuer Shares to be issued to certain advisors upon completion of the Business Combination of which 50% will be Resulting Issuer Shares and 50% will be Resulting Issuer Series II Preferred Shares;

“Tidal Director Appointments” means, subject to the completion of the Amalgamation, the reconstitution of the board of directors of Tidal to consist of five (5) directors, as more particularly set out in section 2.3, to be approved by the board of directors of Tidal;

“Tidal Escrow Agreements” means the Escrow Agreements to be signed by each of the current officers and directors of Tidal and holders of 10% or more of the Tidal Shares and Tidal Preferred Shares such that approximately 25% to 30% of the current issued and outstanding Tidal Shares are subject to Escrow Agreements;

“Tidal Financial Statements” has the meaning ascribed thereto in section 3.2(o) hereof;

“Tidal Finder’s Warrants” means the 9,402,365 common share purchase warrants of Tidal (preconsolidation) issued to certain finders that remain outstanding as of the date of this Agreement;

“Tidal Name Change” means, subject to the completion of the Amalgamation, a change in the name of Tidal to “Red White & Bloom Brands Inc.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Tidal;

“Tidal Options” means the stock options of Tidal, of which, as of the date of this Agreement, there are 28,785,766 Tidal Options (pre-consolidation) issued and outstanding;

“Tidal Preferred Shareholders” means the holders of Tidal Preferred Shares;

“Tidal Preferred Shares” means the series I preferred shares in the capital of Tidal;

“Tidal Series II Preferred Shares” means the series II preferred shares in the capital of Tidal containing the conditions set out in Schedule D hereto;

“Tidal Share Consolidation” means a consolidation of the Tidal Shares on the basis of 1 post-consolidated Tidal Share for every 16 pre-consolidated Tidal Share to be approved by the board of directors of Tidal;

“Tidal Shareholder” means a registered holder of Tidal Shares from time to time, and “Tidal Shareholders” means all such holders;

“Tidal Shareholder Approval” means obtaining the Fundamental Change Written Consent signed by at least 50.1% of the Tidal Shareholders as required pursuant to the rules of the CSE;

“Tidal Shares” means the common shares in the capital of Tidal;

“Tidal Subsidiaries” means Subco, RLTY USA Corp., RLTY Beverage 1 LLC, RLTY Development MA 1 LLC, RLTY Development Springfield LLC, RLTY Development Orange LLC, RLTY Development NV 1 LLC, RLTY Service LLC, RLTY Development FLA 1 LLC, RLTY Development FLA 2 LLC and RLTY Development CA 1 LLC; and

“Tidal Warrants” means the common share purchase warrants of Tidal, of which, as of the date of this Agreement, there are 9,585,000 Tidal Warrants (pre-consolidation) issued and outstanding.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof.

Schedule A – Amalgamation Agreement

Schedule B – Amalgamation Resolution

Schedule C – Fundamental Change Written Consent

Schedule D – Tidal Series II Preferred Share Conditions

ARTICLE 2

THE BUSINESS COMBINATION

2.1 Business Combination Steps

MichiCann and Tidal agree to effect the combination of their respective businesses and assets by way of a series of steps or transactions including the Amalgamation, the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments. Each Party hereby agrees that as soon as reasonably practicable after the date hereof or at such other time as is specifically indicated below in this section 2.1, and subject to the terms and conditions of this Agreement, it shall take the following steps indicated for it:

(a) MichiCann shall duly call and convene the MichiCann Meeting not later than April 15, 2020 at which the MichiCann Shareholders will be asked to approve the Amalgamation Resolution, and MichiCann shall use all commercially reasonable efforts to obtain the MichiCann Shareholder Approval for the foregoing matter;

(b) Tidal shall circulate the Fundamental Change Written Consent for the purpose of obtaining the Tidal Shareholder Approval in accordance with Tidal’s articles and applicable Laws, as soon as reasonably practicable, and shall use all commercially reasonable efforts to obtain the Tidal Shareholder Approval;

(c) Tidal shall prepare and circulate forms of directors resolutions for the purpose of obtaining the approval of the board of directors for the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments, or hold one or more directors meetings in lieu thereof, in accordance with Tidal’s articles and applicable Laws, as soon as reasonably practicable;

(d) Following the receipt of the MichiCann Shareholder Approval, the Tidal Shareholder Approval and immediately prior to the filing of the Articles of Amalgamation, Tidal shall take all necessary corporate steps to complete the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments;

(e) MichiCann and Subco shall amalgamate by way of statutory amalgamation under Section 174 of the OBCA on the terms and subject to the conditions contained in the Documents and MichiCann and Tidal further agree that the Effective Date shall occur within five (5) Business Days following the later of: (i) the receipt of MichiCann Shareholder Approval; (ii) the receipt of Tidal Shareholder Approval; and (iii) the satisfaction or waiver of all conditions imposed herein and by the CSE or any other regulatory requirements;

(f) the Parties shall cause the Articles of Amalgamation to be filed to effect the Amalgamation, pursuant to which:

(i) MichiCann and Subco will amalgamate under the provisions of the OBCA and continue as one amalgamated corporation, being Amalco;

(ii) subject to section 2.1(g), holders of outstanding MichiCann Shares shall receive Resulting Issuer Consideration Shares in accordance with the Exchange Ratio;

(iii) each outstanding Subco Share will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each Subco share;

(iv) as consideration for the issuance of the Resulting Issuer Consideration Shares to the holders of MichiCann Shares to effect the Amalgamation, Amalco will issue to the Resulting Issuer one (1) fully paid Amalco Share for each Resulting Issuer Consideration Share so issued;

(v) all of the property and assets of each of MichiCann and Subco will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of MichiCann and Subco; and

(vi) Amalco will be a wholly-owned Subsidiary of Tidal;

(g) in accordance with section 8.5, MichiCann Shares which are held by a Dissenting Shareholder shall not be converted as prescribed by section 2.1(f)(ii). However, if a Dissenting Shareholder fails to perfect or effectively withdraws its claim under Section 185 of the OBCA or forfeits its right to make a claim under Section 185 of the OBCA or if its rights as a shareholder of MichiCann are otherwise reinstated, such Dissenting Shareholder’s Dissenting MichiCann Shares shall thereupon be deemed to have been converted as of the Effective Date as prescribed by section 2.1(f)(ii);

(h) Resulting Issuer Options (subject to Section 2.4 hereof) and Resulting Issuer Warrants shall be issued to the holders of the MichiCann Options and MichiCann Warrants, respectively, in exchange and replacement for, on an equivalent basis, such MichiCann Options and MichiCann Warrants, which shall thereby be cancelled. For greater certainty, 50% of the Resulting Issuer Options and the Resulting Issuer Warrants shall be exercisable into Resulting Issuer Shares and 50% of the Resulting Issuer Options and Resulting Issuer Warrants shall be exercisable into Resulting Issuer Series II Preferred Shares;

(i) as soon as practicable after the Effective Date, in accordance with normal commercial practice and section 2.2(f), the Resulting Issuer shall issue or cause to be issued certificates, DRS Statements or electronic positions within CDS representing the appropriate number of the Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to the former MichiCann Shareholders and the former Tidal Shareholders, as applicable. No fractional shares will be delivered to any MichiCann Shareholder or Tidal Shareholder otherwise entitled thereto and instead the number of shares to be issued to each former MichiCann Shareholder and Tidal Shareholder will be rounded down to the nearest whole number; and

(j) the Parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Business Combination.

2.2 Implementation Covenants

(a) Preparation of MichiCann Meeting Documentation. MichiCann shall duly prepare documentation required in connection with the MichiCann Meeting, and deliver such documentation to MichiCann Shareholders.

(b) Preparation of Tidal Documentation. Subject to Section 8.3, Tidal shall duly prepare documentation required in connection with obtaining the Tidal Shareholder Approval, and deliver such documentation to Tidal Shareholders.

(c) Listing. Tidal shall use all commercially reasonable efforts to have the issuance of all the Resulting Issuer Shares, including those issuable upon exercise of the Resulting Issuer Convertible Securities, accepted by the CSE.

(d) Preparation of Filings. MichiCann and Tidal shall cooperate in the preparation of any documents and taking of all actions reasonably deemed by MichiCann or Tidal to be necessary to discharge their respective obligations under applicable Laws in connection with the Business Combination and all other matters contemplated in the Documents, and in connection therewith:

(i) each of MichiCann and Tidal shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this Article 2, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Business Combination will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used;

(ii) MichiCann and Tidal shall each promptly notify the other if at any time before the Effective Date it becomes aware that any disclosure document filed in connection with the Business Combination contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the disclosure document. In any such event, MichiCann and Tidal shall cooperate in the preparation of a supplement or amendment to such disclosure document, as required and as the case may be, and, if required, shall cause the same to be filed with the applicable Securities Authorities; and

(iii) each of MichiCann and Tidal shall ensure that any such disclosure document complies with all applicable Laws and, without limiting the generality of the foregoing, that the disclosure document does not contain any untrue statement of a material fact or omit to state a material fact with respect to itself required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(e) Amalgamation Agreement, etc. The Parties hereby acknowledge that the Amalgamation Agreement shall be substantially in the form attached as Schedule “A” to this Agreement. Subco shall, subject to the terms and conditions of this Agreement and subject to and following the receipt of all Regulatory Approvals, deliver to MichiCann the duly executed Articles of Amalgamation and related documents which will be filed by MichiCann with the Director.

(f) Resulting Issuer Shares and Procedures.

(i) On the Effective Date: (i) the MichiCann Shareholders (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissenting MichiCann Shares) shall be deemed to be the registered holders of the Resulting Issuer Consideration Shares to which they are entitled hereunder; (ii) the Resulting Issuer shall deposit such Resulting Issuer Consideration Shares with the Depositary and/or the electronic positions representing such Resulting Issuer Consideration Shares with CDS, as applicable, to satisfy the consideration issuable to such MichiCann Shareholders; and (iii) certificates formerly representing MichiCann Shares which are held by such MichiCann Shareholders shall cease to represent any claim upon or interest in MichiCann other than the right of the registered holder to receive the number of Resulting Issuer Consideration Shares to which it is entitled hereunder, all in accordance with the provisions of the Amalgamation Agreement.

(ii) As soon as reasonably practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each former MichiCann Shareholder that submitted to the Depositary a duly completed Letter of Transmittal, together with the certificate (if any) representing the MichiCann Shares held by such MichiCann Shareholder or a DRS Statement or such other evidence of ownership of such MichiCann Shares as is satisfactory to the Depositary, acting reasonably, (i) the certificates or DRS Statements representing the Resulting Issuer Consideration Shares to which such MichiCann Shareholder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-certificated electronic position transfer in CDS representing the Resulting Issuer Consideration Shares to which such MichiCann Shareholder is entitled, all in accordance with the provisions of the Amalgamation Agreement.

(iii) As soon as reasonably practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each Tidal Shareholder that submitted to the Depositary a duly completed Letter of Transmittal, together with the certificate (if any) representing the Tidal Shares held by such Tidal Shareholder or a DRS Statement or such other evidence of ownership of such Tidal Shares as is satisfactory to the Depositary, acting reasonably, (i) the certificates or DRS Statements representing the Resulting Issuer Shares to which such Tidal Shareholder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-certificated electronic position transfer in CDS representing the Resulting Issuer Shares to which such Tidal Shareholder is entitled, all to reflect the completion of the Tidal Share Consolidation.

(iv) Tidal, as the registered holder of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and Tidal shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled hereunder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by Tidal will be evidence of Tidal’s right to be registered as a shareholder of Amalco. Share certificates evidencing Subco Shares shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number of Amalco Shares to which it is entitled pursuant to the terms hereof and the Amalgamation.

2.3 Board of Directors and Senior Officers

(a) Each of the Parties hereby agrees that upon completion of the Business Combination and giving effect to the Tidal Director Appointments, and subject to approval by the CSE and any other regulatory approvals, the board of directors shall consist of five (5) members of which two (2) members shall be nominees of Tidal and of which three (3) members shall by nominees of MichiCann, and the senior officers of the Resulting Issuer shall be appointed by the reconstituted board of Tidal following the Tidal Director Appointments.

(b) Each of the Parties hereby agree that their respective director nominees as set forth above shall satisfy the Resulting Issuer’s eligibility criteria of general application, including for the avoidance of doubt, applicable Laws and stock exchange rules or policies for director candidates (the “Director Eligibility Criteria”).

(c) Each of the Parties also hereby acknowledge that all directors and officers of the Resulting Issuer shall be required to complete applications for licensing in all jurisdictions where the Resulting Issuer or its subsidiaries operate or intend to conduct commercial cannabis operations and that such applications will require approvals by the applicable and relevant state regulatory bodies (the “State Licensing Approvals”).

Any director or officer who fails to obtain the requisite State Licensing Approvals shall immediately be required to tender their resignation.

2.4 MichiCann Options

Each MichiCann Option held by a MichiCann optionholder that is outstanding at the Effective Time will be exchanged for an option to purchase Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares, on an equivalent basis, at an exercise price equal to the original exercise price of the MichiCann Option and each such MichiCann Option shall be cancelled. Except as otherwise provided in this Section 2.4, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a replacement Resulting Issuer Option, will be the same as the MichiCann Option for which it is exchanged (provided that 50% of the Resulting Issuer Options shall be exercisable into Resulting Issuer Shares and 50% of the Resulting Issuer Options shall be exercisable into Resulting Issuer Series II Preferred Shares), and any document or agreement previously evidencing a MichiCann Option shall thereafter evidence and be deemed to evidence such replacement Resulting Issuer Option. It is intended that subsection 7(1.4) of the Income Tax Act (Canada) apply to the exchange of MichiCann Options by MichiCann optionholders who acquired MichiCann Options by virtue of their employment. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a replacement Resulting Issuer Option held by such a MichiCann optionholder will be increased such that the In-The-Money Amount of the replacement Resulting Issuer Option immediately after the exchange does not exceed the In-The-Money Amount of the MichiCann Option immediately before the exchange.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of MichiCann

MichiCann hereby represents and warrants to Tidal, and acknowledges that Tidal is relying upon such representations and warranties in connection with the entering into of this Agreement, as follows:

(a) MichiCann (i) has been duly incorporated and is validly existing and in good standing under the laws of the Province of Ontario and is current and up-to-date with all filings required to be made by it in such jurisdiction, (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (iii) has the requisite corporate power and authority and the legal right to own and operate its properties and assets, to lease the property it operates under lease and to conduct its business as presently conducted in the jurisdictions in which it currently carries on business; and (iv) is in compliance with its constating documents and by-laws;

(b) MichiCann has (i) no Subsidiaries other than the MichiCann Subsidiaries; and (ii) no material investments other than MichiCann’s investments arising pursuant to the PharmaCo Debenture and the PharmaCo Put/Call Option Agreement. Each MichiCann Subsidiary has been duly incorporated and is validly existing under the laws of its jurisdiction of formation and is current and up-to-date with all filings required to be made by it in such jurisdiction, all of the issued shares in the capital of each of the MichiCann Subsidiaries are owned directly or indirectly by MichiCann, free and clear of any pledge, lien, security interest, charge, claim or encumbrance or in relation to inter-corporate security, and neither MichiCann nor any MichiCann Subsidiary is a party or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any securities of any of the MichiCann Subsidiaries or securities convertible into or exchangeable for any securities of any of the MichiCann Subsidiaries;

(c) MichiCann has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(d) the authorized capital of MichiCann consists of an unlimited number of MichiCann Shares, of which, at the date hereof, there are 84,207,282 MichiCann Shares issued and outstanding; except for such MichiCann Shares and the MichiCann Convertible Securities, MichiCann has no other securities issued and outstanding at the date hereof;

(e) MichiCann is not a party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any MichiCann Shares, or securities convertible into or exchangeable for MichiCann Shares other than under the terms of the MichiCann Convertible Securities;

(f) MichiCann is not a reporting issuer nor an associate of any reporting issuer (as defined in the Securities Act (Ontario) or the Securities Act of any other province of Canada) and the MichiCann Shares do not trade on any exchange;

(g) Each of MichiCann, the MichiCann Subsidiaries and, to the knowledge of MichiCann after due inquiry, PharmaCo, (i) has conducted and is conducting its business in compliance in all material respects with all applicable laws of each jurisdiction in which it carries on business (other than the Controlled Substances Act (CSA) (21 U.S.C. 811) and other federal laws in the United States that make cannabis illegal) and (ii) possesses or will possess all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on its business as currently conducted or contemplated to be conducted (collectively, the “Permits”). MichiCann, the MichiCann Subsidiaries and, to the knowledge of MichiCann after due inquiry, PharmaCo is in compliance in all material respects with the terms and conditions of all such Permits and MichiCann, the MichiCann Subsidiaries and, to the knowledge of MichiCann after due inquiry, PharmaCo has not received any notice of the material modification, revocation or cancellation of, or any intention to materially modify, revoke or cancel, or any proceeding relating to the modification, revocation or cancellation of any such Permit and no event has occurred that, with or without notice or lapse of time or both (including after the closing of the Business Combination), would reasonably be expected to result in the modification, revocation or cancellation of any such Permit;

(h) (i) MichiCann and each MichiCann Subsidiary owns or otherwise holds good and valid legal title to, or a valid leasehold interest in, all material assets and properties that are required to conduct the business and operations of MichiCann and each MichiCann Subsidiary as presently conducted; and (ii) to the knowledge of MichiCann after due inquiry, PharmaCo owns or otherwise has executed and delivered binding purchase agreements under which it has enforceable rights to the PharmaCo Assets, and, in either case, there are no encumbrances on any such assets or properties that would, individually or in the aggregate, materially detract from the value of any such assets (including to the knowledge of MichiCann after due inquiry, the PharmaCo Assets) or properties or materially and adversely impact the normal use and operation thereof by MichiCann or the MichiCann Subsidiaries or, to the knowledge of MichiCann after due inquiry, PharmaCo, in the ordinary course of business;

(i) each of the Documents has been or at the Effective Time will be, duly authorized, and with respect to this Agreement, executed and delivered by MichiCann and constitutes a valid and binding obligation of MichiCann enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of MichiCann other than the submission of the Amalgamation to the MichiCann Shareholders is necessary to authorize this Agreement and the transactions contemplated hereby;

(j) the entering into and the performance by MichiCann of the Business Combination contemplated in the Documents:(i) do not require any consent, approval, authorization or order of any court or governmental agency, body or Government Authority, except that which may be required under applicable corporate and securities legislation and the policies of the CSE; (ii) will not contravene any statute or regulation of any Government Authority which is binding on MichiCann where such contravention would have a Material Adverse Effect; and (iii) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of MichiCann or any mortgage, note, indenture, contract or agreement instrument, lease or other document to which MichiCann is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(k) there is no action, suit or proceeding, at law or in equity, by any Person, nor any arbitration, administrative, regulatory or other proceeding by or before (or, to the knowledge of MichiCann, any investigation by) any Government Authority pending, or, to the knowledge of MichiCann, contemplated or threatened, against or affecting MichiCann or a MichiCann Subsidiary or any of its properties or rights and, to the knowledge of MichiCann, there is no valid basis which would reasonably be expected to result in any such action, suit, proceeding, arbitration or investigation or which would reasonably be expected to have a Material Adverse Effect on MichiCann or its assets. MichiCann is not subject to any judgment, order or decree entered in any lawsuit or proceeding;

(l) the audited consolidated financial statements of MichiCann for the year ended December 31, 2018 and for the period from incorporation on December 5, 2017 to December 31, 2017 and the notes thereto and the unaudited consolidated financial statements of MichiCann for the nine month period ended September 30, 2019 (the “MichiCann Financial Statements”) have been prepared in accordance with IFRS and present fairly and correctly, in all material respects, the financial position and results of operations and cash flows of MichiCann as at such date, and do not omit to state any material fact that is required by IFRS or by applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(m) since December 31, 2018, neither MichiCann nor any MichiCann Subsidiary has entered into any contract in respect of its business or assets, other than in the ordinary course of business and other than the MAG Acquisition Agreements and pursuant to the MichiCann Debenture, the Bridging Credit Agreements and advances under the PharmaCo Debenture, and has continued to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and without limitation but subject to the above exceptions, has maintained payables and other liabilities at levels consistent with past practice, not engaged or committed to engage in any extraordinary material transactions and has not made or committed to make distributions, dividends or special bonuses;

(n) since December 31, 2018, other than pursuant to the MAG Acquisition Agreements, the MichiCann Debenture, the Bridging Credit Agreements and advances under the PharmaCo Debenture there has been no change in the affairs, assets, liabilities, business, prospects, operations or conditions (financial or otherwise) of MichiCann which had or would reasonably be expected to have a Material Adverse Effect;

(o) except as disclosed in the MichiCann Financial Statements and pursuant to the MichiCann Stock Option Plan, there are no plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to or required to be contributed to, by MichiCann or any MichiCann Subsidiary for the benefit of any current or former director, officer, employee or consultant of MichiCann or any MichiCann Subsidiary, and all such plans have been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with another event) (i) increase any material benefits otherwise payable under any such plan, or (ii) result in the acceleration of the time of payment or vesting of or satisfy some or all of the conditions to any material compensation or benefits from MichiCann or any MichiCann Subsidiary to any current or former director, officer, employee or consultant of MichiCann or any MichiCann Subsidiary;

(p) MichiCann is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of MichiCann;

(q) MichiCann and each MichiCann Subsidiary owns and possesses adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the best of MichiCann’s knowledge, after due inquiry, neither MichiCann nor any MichiCann Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and, no person has infringed any such trademark, patents, copyrights or trade secrets;

(r) there are no material liabilities of MichiCann or any MichiCann Subsidiary whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the MichiCann Financial Statements except for those required pursuant to the MAG Acquisition Agreements, those incurred pursuant to the Bridging Credit Agreements and those incurred in the ordinary course of business consistent with past practice as of the date hereof and which are not individually or in the aggregate, material in amount;

(s) MichiCann has not admitted in writing that it is, or has been declared to be, insolvent or unable to pay its debts. MichiCann has not committed an act of bankruptcy or sought protection from its creditors before any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of its assets, had any Person holding any encumbrance, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it;

(t) except as disclosed in the MichiCann Financial Statements, neither MichiCann nor any of the MichiCann Subsidiaries has engaged in any transaction with any non-arm’s length person;

(u) all taxes (including income taxes, capital tax, payroll taxes, employer health taxes, workers’ compensation payments, property taxes, sales, use, goods and services taxes, value-added taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by MichiCann and each MichiCann Subsidiary have been paid or provision made therefor in the MichiCann Financial Statements except where the failure to pay such Taxes would not result in a Material Adverse Effect for MichiCann. All tax returns, declarations, remittances and filings required to be filed by MichiCann and each MichiCann Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of MichiCann, no audit or other examination of any tax return of MichiCann or any MichiCann Subsidiary is currently in progress nor has MichiCann been notified in writing or otherwise of any request for such an audit or other examination and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by MichiCann or any MichiCann Subsidiary. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to MichiCann or any MichiCann Subsidiary;

(v) there is no person, firm or company acting or purporting to act at the request of MichiCann who is or will be entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein;

(w) MichiCann and each of the MichiCann Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation, and neither MichiCann nor the MichiCann Subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the licenses, leases or other instruments conferring rights to MichiCann or the MichiCann Subsidiaries for the conduct of its business;

(x) to the knowledge of MichiCann, after due inquiry, all activities of MichiCann and the MichiCann Subsidiaries have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws, including, without limitation, Environmental Laws;

(y) any and all material agreements pursuant to which MichiCann or the MichiCann Subsidiaries holds any of its material assets or holds any material rights or obligations, including without limitation the MAG Acquisition Agreements, the Bridging Credit Agreements, the PharmaCo Put/Call Option Agreement and the PharmaCo Debenture Purchase Agreement, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, neither MichiCann nor any MichiCann Subsidiary is in default, and to MichiCann’s knowledge, no third party is in default, of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, MichiCann has not provided or received any notice of any intention to terminate any of such agreements and is not aware of any material disputes with respect thereto. All material assets of MichiCann are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and concessions pursuant to which MichiCann and the MichiCann Subsidiaries derive their interests in such material assets are in good standing and there has been no material default under any such leases, licenses and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. Complete and correct copies of each material agreement of MichiCann (including all modifications, amendments and supplements thereto and any waivers thereunder), including without limitation the MAG Acquisition Agreement, the Bridging Credit Agreements, the PharmaCo Put/Call Option Agreement and the PharmaCo Debenture Purchase Agreement, have been made available to Tidal and, as of the date of this Agreement, there exists no actual or, to the knowledge of MichiCann, threatened termination, cancellation or material limitation of, or any material amendment, material modification or material change to, any of such material agreements;

(z) except as disclosed in the MichiCann Financial Statements, neither MichiCann nor any MichiCann Subsidiary has any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada));

(aa) to the knowledge of MichiCann, there are no outstanding labour disputes, (whether filed or lodged with MichiCann or any MichiCann Subsidiary or any other person or organization), pending labour disruptions or pending unionization with respect to MichiCann or the MichiCann Subsidiaries;

(bb) neither MichiCann nor any of the MichiCann Subsidiaries is bound by or a party to any collective bargaining agreement;

(cc) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which MichiCann or any MichiCann Subsidiary is a party other than the Bridging Credit Agreements, any restriction upon or impediment to the declaration or payment of dividends by the directors of MichiCann or any MichiCann Subsidiaries or the payment of dividends by MichiCann or any MichiCann Subsidiaries to the holders of its securities;

(dd) except for the MichiCann Debenture, the Bridging Credit Agreements or as disclosed in the MichiCann Financial Statements, neither MichiCann nor any MichiCann Subsidiary is a party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) of MichiCann for borrowed money (“Debt Instrument”) or any agreement contract or commitment to create, assume or issue any Debt Instrument;

(ee) neither MichiCann nor any MichiCann Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of MichiCann or any MichiCann Subsidiary to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of MichiCann or any MichiCann Subsidiary or which would prohibit or restrict MichiCann from entering into and completing the Business Combination;

(ff) Neither MichiCann nor any MichiCann Subsidiary is a party to any agreement, nor is MichiCann aware of any agreement, which in any manner affects the voting control of any of the MichiCann Shares or other securities of MichiCann or any MichiCann Subsidiary;

(gg) Neither MichiCann nor any MichiCann Subsidiary is aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of MichiCann or the MichiCann Subsidiaries taken as a whole or the legal environments under which MichiCann and the MichiCann Subsidiaries operate;

(hh) no representation, warranty or statement of MichiCann in this Agreement contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading;

(ii) the corporate records and minute books of MichiCann and the MichiCann Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since the date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed, and all corporate proceedings and actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the constating documents of MichiCann; and

(jj) all written and factual information previously furnished or to be furnished to Tidal by or on behalf of MichiCann in the data room or otherwise for this transaction, is (i) as it relates to MichiCann and the MichiCann Subsidiaries, true and accurate, and (ii) as it relates to PharmaCo, to the best of MichiCann’s knowledge and belief, true and accurate, in either case, in every material respect and such information is not incomplete by the omission of any material fact necessary to make such information not misleading.

3.2 Representations and Warranties of Tidal

Tidal hereby represents and warrants to MichiCann, and acknowledges that MichiCann is relying upon these representations and warranties in connection with the entering into of this Agreement, as follows:

(a) Tidal (i) has been duly incorporated and is validly existing and in good standing under the laws of the Province of British Columbia and is current and up-to-date with all filings required to be made by it in such jurisdiction, (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (iii) has the requisite corporate power and authority and the legal right to own and operate its properties and assets, to lease the property it operates under lease and to conduct its business as presently conducted in the jurisdictions in which it currently carries on business; and (iv) is in compliance with its constating documents;

(b) The Tidal Subsidiaries are the only Subsidiaries of Tidal. Each Tidal Subsidiary has been duly incorporated and is validly existing under the laws of its jurisdiction of formation and is current and up-to-date with all filings required to be made by it in such jurisdiction, all of the issued shares in the capital of each of the Tidal Subsidiaries are owned directly or indirectly by Tidal, free and clear of any pledge, lien, security interest, charge, claim or encumbrance or in relation to inter-corporate security, and neither Tidal nor any Tidal Subsidiary is a party or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any securities of any of the Tidal Subsidiaries or securities convertible into or exchangeable for any securities of any of the Tidal Subsidiaries;

(c) Tidal has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(d) the authorized capital of Tidal consists of an unlimited number of Tidal Shares and an unlimited number of Tidal Preferred Shares, of which 375,431,661 Tidal Shares and 50,900,000 Tidal Preferred Shares are currently issued and outstanding (prior to the Tidal Share Consolidation); except for such Tidal Shares, the Tidal Preferred Shares, the Tidal Warrants, the Tidal Finder’s Warrants, the Tidal Options and the Tidal Advisory Fee, Tidal has no other securities outstanding nor is it a party to or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Tidal Shares or securities convertible into or exchangeable for Tidal Shares;

(e) on the Effective Date, the Resulting Issuer Shares, the Resulting Issuer Preferred Shares and the Resulting Issuer Series II Preferred Shares will be duly and validly issued and outstanding as fully paid and non-assessable and the Resulting Issuer Convertible Securities will be duly and validly created and issued;

(f) Tidal is a reporting issuer, or the equivalent thereof, in the provinces of British Columbia and Ontario (collectively, the “Reporting Jurisdictions”) and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the Securities Authorities in such provinces, and no order ceasing, halting or suspending trading in securities of Tidal or prohibiting the distribution of such securities has been issued to and is outstanding against Tidal and no investigations or proceedings for such purposes are, to the knowledge of Tidal, pending or threatened;

(g) since July 31, 2019, other than as disclosed in the public record, Tidal has not entered into any contract in respect of its business or assets, other than in the ordinary course of business, and has continued to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and without limitation but subject to the above exceptions, has maintained payables and other liabilities at levels consistent with past practice, not engaged or committed to engage in any extraordinary material transactions and has not made or committed to make distributions, dividends or special bonuses;

(h) Tidal is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by Tidal pursuant to such obligations are in compliance in all material respects with applicable Laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(i) Tidal and each Tidal Subsidiary has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licenses issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by it and to own its assets and is in compliance in all material respects with such certificates, authorities, permits or licenses. Tidal has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Tidal and each Tidal Subsidiary;

(j) Tidal and each Tidal Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against it in the Tidal Financial Statements;

(k) each of the Documents has been, or at the Effective Time will be, duly authorized and, with respect to this Agreement, executed and delivered by Tidal and constitutes a valid and binding obligation of Tidal enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Tidal, other than the submission of the Fundamental Change Written Consent to Tidal Shareholders in order to obtain the Tidal Shareholder Approval and the approval of the matters provided in Section 2.1 for which Tidal board of director approval is to be sought in accordance with this Agreement, is necessary to authorize this Agreement and the transactions contemplated hereby;

(l) the entering into and the performance by Tidal and Subco of the transactions contemplated in the Documents:

(i) do not require any consent, approval, authorization or order of any court or governmental agency or body or Government Authority on the part of Tidal or the Tidal Subsidiaries, except that which may be required under applicable corporate and securities legislation and the policies of the CSE;

(ii) will not contravene any statute or regulation of any Government Authority which is binding on Tidal or Subco where such contravention would have a Material Adverse Effect; and

(iii) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents or resolutions of Tidal or Subco or any mortgage, note, indenture, contract or agreement, instrument, lease or other document to which Tidal or Subco is or will be a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(m) there is no action, suit or proceeding, at law or in equity, by any Person, nor any arbitration, administrative, regulatory or other proceeding by or before (or, to the knowledge of Tidal, any investigation by) any Government Authority pending, or, to the knowledge of Tidal, contemplated or threatened, against or affecting Tidal or a Tidal Subsidiary or any of its properties or rights and, to the knowledge of Tidal, other than as Tidal has advised MichiCann, there is no valid basis which would reasonably be expected to result in any such action, suit, proceeding, arbitration or investigation or which would reasonably be expected to have a Material Adverse Effect on Tidal or its assets. Tidal is not subject to any judgment, order or decree entered in any lawsuit or proceeding;

(n) since July 31, 2019, there has been no change in the affairs, assets, liabilities, business, prospects, operations or conditions (financial or otherwise) of Tidal, which had or would reasonably be expected to have, a Material Adverse Effect;

(o) the audited annual financial statements of Tidal for the year ended July 31, 2019 and 2018 and the notes thereto and the unaudited condensed interim consolidated financial statements of Tidal as at October 31, 2019 and 2018 and the notes thereto (collectively, the “Tidal Financial Statements”), in each case, have been prepared in accordance with IFRS, present fairly and correctly, in all material respects, the financial position and results of operations and cash flows of Tidal as at such date, and do not omit to state any material fact that is required by IFRS or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(p) except as disclosed in the Tidal Financial Statements, there are no plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by Tidal or any Tidal Subsidiary for the benefit of any current or former director, officer, employee or consultant of Tidal or any Tidal Subsidiary, and all such plans disclosed in the Tidal Financial Statements have been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan;

(q) Tidal and each Tidal Subsidiary maintains insurance against loss or damage in respect of its assets, business and operations, with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses and such insurance policies are in full force and effect and shall remain in full force and effect following consummation of the Business Combination;

(r) Tidal and each Tidal Subsidiary owns and possesses adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the best of Tidal’s knowledge, after due inquiry, neither Tidal nor any Tidal Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and, no person has infringed any such trademark, patents, copyrights or trade secrets;

(s) there are no material liabilities of Tidal or any Tidal Subsidiary whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Tidal Financial Statements except for those incurred in the ordinary course of business consistent with past practice as of the date hereof and which are not, individually or in the aggregate, material in amount and except for those in respect of which Tidal has advised MichiCann;

(t) Tidal has not admitted in writing that it is, or has been declared to be, insolvent or unable to pay its debts. Tidal has not committed an act of bankruptcy or sought protection from its creditors before any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of its assets, had any Person holding any encumbrance, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it;

(u) except as disclosed in the Tidal Financial Statements, neither Tidal nor any of the Tidal Subsidiaries has engaged in any transaction with any non-arm’s length person;

(v) all Taxes due and payable by Tidal and each Tidal Subsidiary have been paid or provision made therefor in the financial statements of Tidal except for where the failure to pay such Taxes would not result in a Material Adverse Effect for Tidal. All tax returns, declarations, remittances and filings required to be filed by Tidal and each Tidal Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of Tidal, no audit or other examination of any tax return of Tidal or any Tidal Subsidiary is currently in progress nor has Tidal been notified in writing or otherwise of any request for such an audit or other examination and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Tidal or any Tidal Subsidiary. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Tidal or any Tidal Subsidiary;

(w) other than in connection with the Tidal Advisory Fee, there is no person, firm or company acting or purporting to act at the request of Tidal who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated in the Documents;

(x) Tidal and each of the Tidal Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business (other than Tidal with respect to corporate law requirements to have held an annual shareholders meeting during the 2019 calendar year) and with all Laws material to its operation and neither Tidal and the Tidal Subsidiaries have received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any concessions, licenses, leases or other instruments conferring rights to Tidal or the Tidal Subsidiaries;

(y) to the knowledge of Tidal, after due inquiry, all activities of Tidal and the Tidal Subsidiaries have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws, including, without limitation, Environmental Laws;

(z) any and all material agreements pursuant to which Tidal or the Tidal Subsidiaries holds any of their material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, neither Tidal nor any Tidal Subsidiary, nor to the knowledge of Tidal, any third party, is in default of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, Tidal has not provided or received notice of any intention to terminate any of such agreements and is not aware of any material disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and concessions pursuant to which Tidal and the Tidal Subsidiaries derive their interests in such material assets are in good standing and there has been no material default under any such leases, licenses and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. Complete and correct copies of each material agreement of Tidal (including all modifications, amendments and supplements thereto and any waivers thereunder) have been made available to MichiCann and, as of the date of this Agreement, there exists no actual or, to the knowledge of Tidal, threatened termination, cancellation or material limitation of, or any material amendment, material modification or material change to, any of such material agreements;

(aa) to the knowledge of Tidal, after due inquiry, all the properties in which Tidal or the Tidal Subsidiaries have any freehold, leasehold, license or other interest are free and clear of any hazardous or toxic material, pollution, or other adverse environmental conditions which may give rise to any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursement or expenses (including, without limitation, attorneys’ fees and costs, experts’ fees and costs, and consultant’s fees and costs) of any kind or of any nature whatsoever that are asserted against Tidal or Tidal Subsidiaries, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, contaminant costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above properties and/or emanating or migrating and/or threatening to emanate or migrate from such properties to off-site properties; (ii) physical disturbance of the environment; and (iii) the violation or alleged violation of all Environmental Laws; and to the knowledge of Tidal, after due inquiry, all environmental approvals required pursuant to Environmental Laws with respect to activities carried out on any part of the lands covered by such properties, have been obtained, are valid and in full force and effect and have been complied with; and there are no proceedings commenced or threatened to revoke or amend any such environmental approvals;

(bb) except as disclosed in the Tidal Financial Statements, neither Tidal nor any Tidal Subsidiary has any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada));

(cc) to the knowledge of Tidal, there are no outstanding labour disputes, (whether filed or lodged with Tidal or any Tidal Subsidiaries or any other person or organization), pending labour disruptions or pending unionization with respect to Tidal or the Tidal Subsidiaries;

(dd) neither Tidal nor any of the Tidal Subsidiaries is bound by or a party to any collective bargaining agreement;

(ee) since the date of its incorporation Tidal has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on Tidal Shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any Tidal Shares or securities or agreed to do any of the foregoing;

(ff) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Tidal or any Tidal Subsidiaries is a party any restriction upon or impediment to, the declaration or payment of dividends by the directors of Tidal or any Tidal Subsidiaries or the payment of dividends by Tidal or any Tidal Subsidiaries to the holders of its securities;

(gg) except as disclosed in the Tidal Financial Statements, Tidal is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(hh) except to the extent that Tidal must comply with the policies of the CSE, neither Tidal nor any Tidal Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Tidal or any Tidal Subsidiary to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Tidal or any Tidal Subsidiary or which would prohibit or restrict Tidal from entering into and completing the Business Combination;

(ii) neither Tidal nor any Tidal Subsidiary is a party to any agreement, nor is Tidal aware of any agreement, which in any manner affects the voting control of any of the Tidal Shares or other securities of Tidal or any Tidal Subsidiary;

(jj) neither Tidal nor any Tidal Subsidiary is aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Tidal or the Tidal Subsidiaries taken as a whole or the legal environments under which Tidal and the Tidal Subsidiaries operate;

(kk) no representation, warranty or statement of Tidal or Subco in this Agreement contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading;

(ll) the corporate records and minute books of Tidal and the Tidal Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders for the last three years, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed, and all corporate proceedings and actions reflected therein have been conducted or taken in material compliance with all applicable Laws and with the constating documents of Tidal; and

(mm) all written and factual information previously furnished or to be furnished to MichiCann by or on behalf of Tidal in the data room or otherwise for this transaction, is true and accurate, in every material respect, and such information is not incomplete by the omission of any material fact necessary to make such information not misleading.

3.3 Survival

For greater certainty, the representations and warranties of each of MichiCann and Tidal contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4

CONDUCT OF BUSINESS

4.1 Conduct of Business by the Parties

Except as required by Law or as otherwise expressly permitted or specifically contemplated by this Agreement, each of the Parties covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless each of the other Parties shall otherwise agree in writing:

(a) it shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and it shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and it shall not, and shall cause its Subsidiaries to not, without the prior written consent of the other Parties, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and without limitation but subject to the foregoing, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage or commit to engage in any extraordinary material transactions and shall not make or commit to make distributions, dividends or special bonuses, without the prior written consent of the other Parties; and

(b) other than as contemplated by this Agreement, it shall not directly or indirectly do or permit to occur any of the following:

(i) amend its Governing Documents;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than inter-corporate loans and advances;

(iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares other than, in the case of MichiCann: (A) the issuance of MichiCann Shares upon the exercise of any MichiCann Convertible Securities, and other than, in the case of Tidal: (X) the issuance of Tidal Shares pursuant to existing obligations including the Tidal Preferred Shares, the Tidal Series II Preferred Shares, the Tidal Warrants, the Tidal Finder’s Warrants and the Tidal Options;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of itself or any of its Subsidiaries; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

ARTICLE 5

COVENANTS

5.1 Waiver of Notice of Subco Shareholder Meeting and Resolution in Lieu of Meeting byTidal

Tidal, as sole shareholder of Subco, shall waive notice of and its attendance at a meeting of the shareholders of Subco to approve the Amalgamation and shall sign a resolution in writing of the sole shareholder of Subco approving the Amalgamation.

5.2 Representations and Warranties

(a) MichiCann covenants and agrees that from the date hereof until the termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.1 being untrue in any material respect.

(b) Tidal covenants and agrees that, from the date hereof until the termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.2 being untrue in any material respect.

5.3 Notice of Material Change

(a) From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(i) any material change (actual, anticipated, contemplated or, to the knowledge of such Party or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of such Party and its Subsidiaries, taken as whole;

(ii) any change in the facts relating to any representation or warranty set out in sections 3.1 or 3.2 hereof, as applicable, which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(iii) any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

(b) Each of the Parties shall in good faith discuss with the other any change in circumstances (actual, anticipated, contemplated or, to its knowledge of its or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other pursuant to this section.

5.4 Non-Solicitation

None of the Parties nor their representatives shall directly or indirectly solicit any offers to purchase its shares or assets and neither of Tidal nor MichiCann nor any of their representatives will directly or indirectly initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take-over, plan of arrangement or similar transaction during the period commencing on the date hereof and ending on the termination of this Agreement. The Parties and their representatives shall immediately cease and cause to be terminated any existing discussions, negotiations or provision of information with or to any third party related to any of the foregoing. In the event any of the Parties or any of their representatives is approached in respect of any such transaction, it shall immediately notify the other.

5.5 Other Covenants

Each of the Parties covenants and agrees that it shall:

(a) use all commercially reasonable efforts to consummate the Business Combination, subject only to the terms and conditions hereof and thereof;

(b) use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

(c) use all commercially reasonable efforts to obtain signed copies of the MichiCann Escrow Agreements and the Tidal Escrow Agreements, as applicable, as soon as practicable following the execution of this Agreement and in any event prior to the Effective Date;

(d) not, other than in connection with the Business Combination, split, consolidate or reclassify any of its outstanding securities, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding securities;

(e) not, other than in connection with the Business Combination, reorganize, amalgamate or merge with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the Business Combination contemplated hereby; and

(f) not take any action that is intended to, or would be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of it to consummate the Business Combination or the other transactions contemplated by the Documents.

ARTICLE 6

MUTUAL COVENANTS

6.1 Other Filings

The Parties shall, as promptly as practicable hereafter, prepare and file all filings required under any securities Laws, the rules of the CSE or any other applicable Laws relating to the Business Combination contemplated hereby.

6.2 Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Business Combination contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements;

(b) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Business Combination contemplated hereby;

(c) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Business Combination contemplated hereby;

(d) to effect all necessary registrations and other filings and submissions of information requested by the CSE;

(e) to effect all necessary registrations and other filings and submissions of information requested by any Government Authority; and

(f) to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use “commercially reasonable efforts” to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other Parties.

ARTICLE 7

CONDITIONS AND CLOSING MATTERS

7.1 Mutual Conditions Precedent

The respective obligations of the Parties hereto to complete each step of the Business Combination contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of the Parties:

(a) there shall have been no action taken under any applicable Law or by any Government Authority and there shall not be in force any order or decree restraining or enjoining the consummation of the Business Combination;

(b) this Agreement shall not have been terminated pursuant to Article 8;

(c) all Regulatory Approvals (including CSE approvals) and corporate approvals shall have been obtained;

(d) each Party shall not have entered into any transaction or contract which would have a material effect on the financial and operational condition, or the assets of each Party, excluding those transactions or contracts undertaken in the ordinary course of business, without first discussing and obtaining the approval of the other Party;

(e) the MichiCann Shareholder Approval shall have been obtained;

(f) the Tidal Shareholder Approval shall have been obtained; and

(g) Tidal shall have completed the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments.

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a Party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a Party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting Party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.2 Additional Conditions Precedent to the Obligations of MichiCann

The obligations of MichiCann to complete the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of MichiCann and may be waived by MichiCann and any one or more of which, if not satisfied or waived, will relieve MichiCann of any obligation under this Agreement):

(a) on or prior to the Effective Date, and effective upon completion of the Amalgamation, each of the directors and officers of Tidal who are not continuing on in such capacities pursuant to Section 2.3 shall have tendered their resignations and provided mutual releases in a form acceptable to MichiCann and the board of directors of Tidal, subject to the approval of the CSE, shall have been reconstituted, and the officers shall have been appointed, as set forth in Section 2.3;

(b) no Material Adverse Change with respect to Tidal shall have occurred between the date hereof and the Effective Date and the CEO of Tidal or another officer satisfactory to MichiCann shall deliver a certificate addressed to MichiCann certifying the foregoing immediately prior to the Effective Time;

(c) Tidal shall have complied and performed, in all material respects, all of its covenants and other obligations under this Agreement which have not been waived by MichiCann, and all representations and warranties of Tidal contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall remain true and correct in all material respects thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching Party shall have had three days to cure such misrepresentation, breach or non-performance), and the CEO of Tidal or another officer satisfactory to MichiCann shall deliver a certificate addressed to MichiCann certifying the foregoing immediately prior to the Effective Time;

(d) the Tidal board of directors, the Subco board of directors and the Tidal Shareholders as necessary, shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Tidal to permit the consummation of the Business Combination and the transactions contemplated therewith; and

(e) MichiCann shall have received all of the Tidal Escrow Agreements and all covenants under the Tidal Escrow Agreements to be performed on or before the Effective Time which have not been waived by MichiCann shall have been duly performed by the counterparties thereto in all material respects.

If any of the above conditions shall not have been complied with or waived by MichiCann on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.2(c), MichiCann may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by MichiCann. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by MichiCann of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, MichiCann shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.3 Additional Conditions Precedent to the Obligations of Tidal

The obligations of Tidal to complete each step of the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Tidal and may be waived by Tidal and any one or more of which, if not satisfied or waived, will relieve Tidal of any obligation under this Agreement):

(a) no Material Adverse Change with respect to MichiCann taken as a whole shall have occurred between the date hereof and the Effective Date and the President of MichiCann or another officer satisfactory to Tidal shall deliver a certificate addressed to Tidal certifying the foregoing immediately prior to the Effective Time;

(b) MichiCann shall have complied and performed, in all material respects, all of its covenants or other obligations under this Agreement which have not been waived by Tidal, and all representations and warranties of MichiCann contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall remain true and correct in all material respects thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or nonperformance, the breaching Party shall have had three days to cure such misrepresentation, breach or nonperformance), and the President of MichiCann or another officer satisfactory to Tidal shall deliver a certificate addressed to Tidal certifying the foregoing immediately prior to the Effective Time;

(c) the MichiCann board of directors and the MichiCann Shareholders shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by MichiCann to permit the consummation of the Amalgamation, the Business Combination and the transactions contemplated by the Documents;

(d) Tidal shall have received all of the MichiCann Escrow Agreements and all covenants under the MichiCann Escrow Agreements to be performed on or before the Effective Time which have not been waived by Tidal shall have been duly performed by the counterparties thereto in all material respects; and

(e) the number of Dissenting MichiCann Shares, for which dissent rights have not been withdrawn, at the time of the MichiCann Meeting shall not exceed 5% of the number of issued and outstanding MichiCann Shares.

If any of the above conditions shall not have been complied with or waived by Tidal on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.3(b), Tidal may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Tidal or Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Tidal or Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, neither Party shall rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.4 Merger of Conditions

The conditions set out in sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released by the Parties on the filing of the Articles of Amalgamation with the Director and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation.

7.5 Closing Matters

The completion of the transactions contemplated under this Agreement shall be effected via electronic exchange or at the offices of MichiCann’s counsel, Gowling WLG (Canada) LLP, at 10:00

a.m. (Toronto time) (the “Time of Closing”) on the Effective Date.

ARTICLE 8

TERMINATION, AMENDMENT AND DISSENTING SHAREHOLDERS

8.1 Termination

This Agreement may be terminated by written notice promptly given to the other Party hereto, at any time prior to the Effective Date:

(a) by mutual agreement in writing by the Parties;

(b) as set forth in sections 7.1, 7.2 and 7.3 of this Agreement; or

(c) by either Party if the Business Combination has not been completed by the Completion Deadline.

8.2 Effect of Termination

In the event of the termination of this Agreement as provided in section 8.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Tidal or MichiCann hereunder except as set forth in section 8.3 hereof and this section 8.2, in addition to sections 1.6, 9.3, 9.5, 9.8 and the provisions of the Confidentiality Agreement, all of which shall survive the termination of this Agreement. For the avoidance of doubt, nothing contained in this Section 8.2 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of any breach of this Agreement.

8.3 Fees and Expenses

Each of MichiCann and Tidal shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) incurred in connection with the completion of the Business Combination, including without limitation, expenses related to the preparation, execution and delivery of all agreements including, without limitation, this Agreement and other documents referenced herein.

8.4 Amendment

This Agreement and the Amalgamation Agreement may, at any time and from time to time on or before the Effective Date be amended by mutual written agreement between the Parties hereto without further notice or authorization on the part of the MichiCann Shareholders or Tidal Shareholders. This Agreement and the Amalgamation Agreement may only be amended by an instrument in writing signed by the appropriate officers on behalf of each of the Parties hereto.

8.5 Dissenting Shareholders

On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and MichiCann for the purchase of their Dissenting MichiCann Shares or the pronouncement of a court order pursuant to Section 185 of the OBCA, a Dissenting Shareholder shall cease to have any rights as a MichiCann Shareholder other than the right to be paid the fair value of its Dissenting MichiCann Shares in the amount agreed to or as ordered by the court, as the case may be. Notwithstanding anything in this Agreement to the contrary, Dissenting MichiCann Shares which are held by a Dissenting Shareholder shall not be exchanged for Tidal Shares or Tidal Series II Preferred Shares, as the case may be, on the Effective Date as provided in section 2.1 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws the Dissenting Shareholder’s claim under Section 185 of the OBCA or otherwise forfeits the Dissenting Shareholder’s right to make a claim under Section 185 of the OBCA, the Dissenting Shareholder’s Dissenting MichiCann Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Resulting Issuer Consideration Shares on the basis set forth in section 2.1 hereof.

8.6 Waiver

A Party may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfillment of any of its conditions contained herein or (iii) waive inaccuracies in another Party’s representations or warranties contained herein or in any document delivered by the other Party hereto, in each case only to the extent such obligations, agreements, conditions or representations are intended for its benefit; and provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall be limited to the specific breach or condition waived and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege under this Agreement.

ARTICLE 9

GENERAL

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered if to MichiCann:

MichiCann Medical Inc.

8820 Jane Street

Concord, ON L4K 2M9

Attention: Brad Rogers, Chief Executive Officer

E-mail:

with a copy to:

Gowling WLG (Canada) LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1G5

Attention:

E-mail:

if to Tidal or Subco:

Tidal Royalty Corp.

Suite 810 789 West Pender Street

Vancouver, BC V6C 1H2

Attention: Theo van der Linde, Chief Financial Officer and Director

E-mail:

with a copy to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:

E-mail:

9.2 Assignment

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.3 Complete Agreement

This Agreement and the Confidentiality Agreement sets forth the entire understanding between the Parties hereto and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, including but not limited to, the amended and restated letter of intent dated February 12, 2019 between MichiCann and Tidal and the business combination agreement made as of May 8, 2019, between MichiCann, Tidal and Subco. No other agreements, representations, warranties or other matters, whether oral or written, shall be deemed to bind the Parties hereto with respect to the subject matter hereof.

9.4 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.6 Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.7 Investigation by Parties

No investigations made by or on behalf of either Party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other Party in or pursuant to this Agreement.

9.8 Public Announcement; Disclosure and Confidentiality

(a) Unless and until the transactions contemplated in this Agreement will have been completed, none of the Parties shall make any public announcement concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between them relating to the matters contemplated herein without the prior consent of the other Parties, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by law or any rules of a stock exchange or similar organization to which it is bound.

(b) All information provided to or received by the parties hereunder and pursuant to the Confidentiality Agreement shall be treated as confidential (“Confidential Information”). Subject to the provisions of this Section, no Confidential Information shall be published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section shall not apply to a disclosure to: (a) comply with any applicable laws, stock exchange rules or a regulatory authority having jurisdiction; (b) a director, officer or employee of a party; (c) an affiliate (within the meaning of the OBCA) of a party; (d) a consultant, contractor or subcontractor of a party that has a bona fide need to be informed; (e) any third party to whom the disclosing party may assign any of its rights under this Agreement; provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them, or any disclosure made in compliance with the Confidentiality Agreement.

(c) The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable documentary evidence or otherwise: (a) as of the date of this Agreement, was in the public domain; (b) after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or (c) was information that the disclosing party or its affiliates were required to disclose pursuant to the order of any Government authority or judicial authority.

(d) Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 9.8 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information

9.9 Equitable Remedies

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE A

AMALGAMATION AGREEMENT

(Attached)

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the ● day of ●, 2020,

AMONG:

TIDAL ROYALTY CORP., a corporation incorporated under the laws of The Province of British Columbia (“Tidal”);

-and

2690229 ONTARIO INC.

a corporation incorporated under the laws of the Province of Ontario

(“Subco”);

-and

MICHICANN MEDICAL INC., a corporation incorporated under the laws of the Province of Ontario (“MichiCann”);

WHEREAS MichiCann and Tidal have agreed to combine their businesses and assets pursuant to the Business Combination Agreement;

AND WHEREAS MichiCann and Subco are each incorporated under the OBCA;

AND WHEREAS Subco is a wholly-owned subsidiary of Tidal;

AND WHEREAS the authorized capital of MichiCann consists of an unlimited number of MichiCann Shares, of which ● MichiCann Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares;

AND WHEREAS the authorized capital of Subco consists of an unlimited number of Subco Shares, of which 100 Subco Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares, all of which are owned beneficially and of record by Tidal;

AND WHEREAS pursuant to the Amalgamation, and subject to the terms of the Business Combination Agreement, MichiCann and Subco shall amalgamate and continue as Amalco, which shall become a wholly-owned subsidiary of Tidal, and Tidal shall issue to each MichiCann Shareholder one (1) Tidal Share and one (1) Tidal Series II Preferred Share for each one (1) MichiCann Share held;

AND WHEREAS MichiCann, Tidal and Subco have each made full disclosure to the other of all their respective assets and liabilities;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement, including the recitals hereto, the following words and expressions shall have the respective meanings ascribed to them below:

“Agreement” means this agreement, its recitals and exhibits, as the same may be amended, modified or supplemented from time to time;

“Amalco” means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

“Amalco Shareholder” means a registered holder of Amalco Shares, from time to time, and “Amalco Shareholders” means all of such holders;

“Amalco Shares” means the common shares in the share capital of Amalco;

“Amalgamating Corporations” means MichiCann and Subco and “Amalgamating Corporation” means either of them as applicable;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the OBCA in the manner contemplated in and pursuant to this Agreement;

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the OBCA pursuant to this Agreement, in the form annexed hereto as Exhibit “A”;

“Business Combination Agreement” means the amended and restated business combination agreement dated March 12, 2020 between MichiCann, Tidal and Subco;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Depositary” means National Securities Administrators Ltd. at its principal office in Vancouver, British Columbia, which is also the transfer agent and registrar for the Tidal Shares;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting Shareholder” means a registered MichiCann Shareholder who, in connection with the special resolution of the Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its MichiCann Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“fair value” where used in relation to a MichiCann Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between MichiCann and the Dissenting Shareholder;

“In-The-Money Amount” in respect of a MichiCann Option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

“Letter of Transmittal” means a letter of transmittal to be sent to holders of MichiCann Shares for use in connection with the Amalgamation and in order to receive the Tidal Shares and Tidal Series II Preferred Shares to which they are entitled after giving effect to the Amalgamation;

“MichiCann Shares” means the common shares in the capital of MichiCann;

“MichiCann Shareholder” means a registered holder of MichiCann Shares, from time to time, and “MichiCann Shareholders” means all of such holders. “OBCA” means the Business Corporations Act (Ontario); “Parties” means MichiCann, Subco and Tidal, and “Party” means each of them as applicable; “Person” means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning; “Subco” means 2690229 Ontario Inc., a corporation incorporated under the OBCA; “Subco Shares” means the common shares in the capital of Subco;

“Subco Shareholder” means the registered holder of Subco Shares, being Tidal; “Tidal Name Change” means, subject to the completion of the Amalgamation, a change in the name of Tidal to “Red White & Bloom Brands Inc.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Tidal following the Amalgamation;

“Tidal Series II Preferred Shares” means the series II preferred shares in the capital of Tidal; “Tidal Shares” means the common shares in the capital of Tidal;

2. Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of this Agreement shall prevail.

3. Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation such that the Amalgamating Corporations shall amalgamate to create and continue as Amalco under the provisions of Section 174 of the OBCA, on the terms and conditions set out in this Agreement.

4. Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the OBCA, and in accordance with the terms and conditions of the Business Combination Agreement, including the satisfaction or waiver of all conditions precedent set forth in the Business Combination Agreement, MichiCann shall file the Articles of Amalgamation with the Director as provided under the OBCA.

5. Conditions Precedent to the Amalgamation

The Amalgamation is subject to the satisfaction or waiver by the party entitled to make such waiver, of the conditions precedent set forth in Article 7 of the Business Combination Agreement. The signing and delivery of the Articles of Amalgamation by MichiCann and Subco shall be conclusive evidence that such conditions have been satisfied to the satisfaction of MichiCann and Tidal, or waived by the party entitled to make such waiver, and that MichiCann and Subco may amalgamate in accordance with the provisions of this Agreement.

6. Amalgamation Events

Pursuant to the Amalgamation, on the Effective Date:

(a) each issued and outstanding MichiCann Share held by each Dissenting Shareholder will become an entitlement to be paid the fair value of such share;

(b) each issued and outstanding Subco Share shall be exchanged for one (1) fully paid and non-assessable Amalco Share;

(c) each issued and outstanding MichiCann Share (other than those held by Dissenting Shareholders) shall be exchanged for one (1) fully paid and non-assessable Tidal Share and one (1) fully paid and non-assessable Tidal Series II Preferred Shares;

(d) each issued and outstanding MichiCann Option and MichiCann Warrant, shall be exchanged, on an equivalent basis, for Resulting Issuer Options and Resulting Issuer Warrants (each as defined in the Business Combination Agreement), provided that in respect of MichiCann Options held by optionholders who acquired such MichiCann Options by virtue of their employment, the exercise price of a Resulting Issuer Option will be increased, if necessary, so that the In-The-Money Amount of the replacement Resulting Issuer Option immediately after the exchange does not exceed the In-The-Money Amount of the MichiCann Option immediately before the exchange;

(e) as consideration for the issuance of Tidal Shares and Tidal Series II Preferred Shares in exchange for the MichiCann Shares, Amalco shall issue to Tidal one (1) Amalco Share for each Tidal Share and Tidal Series II Preferred Share so issued;

(f) MichiCann and Subco shall be amalgamated and continue as Amalco;

(g) all of the property and assets of each of MichiCann and Subco shall be the property and assets of Amalco and Amalco shall be liable for all of the liabilities and obligations of each of MichiCann and Subco, including civil, criminal and quasi criminal, and all contracts, liabilities and debts of Subco and MichiCann;

(h) all rights of creditors against the property, assets, rights, privileges and franchises of Subco and MichiCann and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Subco and MichiCann shall thenceforth attach to and be enforced against Amalco; and

(i) no action or proceeding by or against Subco or MichiCann shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of Subco or MichiCann, as the case may be.

7. Articles of Amalgamation

The Articles of Amalgamation of Amalco shall be in the form annexed hereto as Exhibit “A”.

8. Name

The Name of Amalco shall be “MichiCann Medical Inc.” or such other name as mutually agreed to by the Parties.

9. Registered Office

Until changed in accordance with the OBCA, the registered office of Amalco shall be in the Province of Ontario.

10. Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of Amalco Shares, the rights, privileges, restrictions and conditions attaching to which shall be as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

11. Share Transfer Restrictions

The Amalco Shares shall be subject to restrictions on transfer as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

12. Business

There shall be no restrictions on the business which Amalco is authorized to carry on or the powers which Amalco may exercise.

13. Number of Directors

The board of directors of Amalco shall consist of not less than one (1) and not more than ten

(10) directors, the exact number of which shall be determined by the directors from time to time.

14. First Directors

The first director of Amalco shall be the persons whose names and addresses for service appear below:

Name	Address	Resident Canada
Brad Rogers	[Redacted]	Yes

The above directors shall hold office from the Effective Date until the first annual meeting of Amalco Shareholders or until his successor is elected or appointed.

15. Special Provisions

Subject to the provisions of the OBCA, the following provisions shall apply to Amalco:

(a) Without in any way restricting the powers conferred upon Amalco or its board of directors by the OBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i) borrow money upon the credit of Amalco;

(ii) issue, re-issue, sell, pledge, or hypothecate debt obligations of Amalco;

(iii) give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalco owned or subsequently acquired, to secure any obligation of Amalco.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of Amalco any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

16. By-laws

The by-laws of Amalco shall be, to the extent not inconsistent with this Agreement, the by-laws of Subco, until repealed or amended.

17. Fractional Shares

No fractional Tidal Shares, Tidal Series II Preferred Shares or Amalco Shares will be issued or delivered to any former MichiCann Shareholders or the former Subco Shareholder otherwise entitled thereto, if any. Instead, the number of Tidal Shares, Tidal Series II Preferred Shares or Amalco Shares issued to each former holder of MichiCann Shares or Subco Shares will be rounded down to the nearest whole number.

18. Stated Capital

The stated capital account in the records of Amalco for the Amalco Shares shall be equal to the paid-up capital (within the meaning of the Income Tax Act (Canada)) attributed to the MichiCann Shares and the Subco Shares, determined immediately before the Amalgamation.

An amount equal to the paid-up capital (within the meaning of the Income Tax Act (Canada)) attributed to the MichiCann Shares shall be added to the stated capital account maintained by Tidal for the Tidal Shares and the Tidal Series II Preferred Shares as the case may be.

19. Delivery of Securities Following Amalgamation as soon as Practicable After the Effective Date:

(a) Amalco shall issue certificates representing the appropriate number of Amalco Shares to the former Subco Shareholder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by the former Subco Shareholder will be evidence of the former Subco Shareholder’s right to be registered as a shareholder of Amalco. Share certificates formerly representing Subco Shares which are held by the former Subco Shareholder shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof; and

(b) in accordance with normal commercial practice, Tidal shall issue or cause to be issued certificates, direct registration statements or electronic positions within CDS representing the appropriate number of Tidal Shares and Tidal Series II Preferred Shares (post-Tidal Name Change) to the former MichiCann Shareholders (other than Dissenting Shareholders) by: (i) depositing such Tidal Shares and Tidal Series II

Preferred Shares with the Depositary and/or the electronic positions representing such Tidal Shares and Tidal Series II Preferred Shares with CDS (in the name of the Depository), as applicable, to satisfy the consideration issuable to such MichiCann Shareholders; and (ii) as soon as reasonably practicable after the Effective Date, causing the Depositary to forward to, or hold for pick-up by, each former MichiCann Shareholder that submitted a duly completed Letter of Transmittal or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the MichiCann Shares held by such MichiCann Shareholder or such other evidence of ownership of such MichiCann Shares as is satisfactory to the Depositary, acting reasonably, (A) the certificates representing the Tidal Shares and Tidal Series II Preferred Shares to which such MichiCann Shareholder is entitled, in accordance with its Letter of Transmittal (or other evidence of entitlement), or (B) confirmation of a non-certificated electronic position transfer in CDS representing the Tidal Shares and the Tidal Series II Preferred Shares to which such MichiCann Shareholder is entitled, in accordance with its Letter of Transmittal. Share certificates formerly representing MichiCann Shares which are held by the former MichiCann Shareholders shall cease to represent any claim upon or interest in MichiCann other than the right of the registered holder to receive the number of Tidal Shares and the Tidal Series II Preferred Shares to which it is entitled pursuant to the terms hereof.

20. Negative Covenants

From the date hereof to and including the Effective Date, each of MichiCann, Subco and Tidal covenants that it will not:

(a) reserve, allot, create, issue or distribute any of its securities, other than: (i) securities issuable upon the exercise, conversion or exchange of previously issued securities including, in the case of MichiCann, the MichiCann Convertible Securities (all as defined in the Business Combination Agreement); (ii) stock options granted under its stock option plan; (iii) securities to be issued pursuant to employee purchase plans; or

(iv) securities to be issued in order to effect the transactions described in the Business Combination Agreement;

(b) declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c) authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d) reclassify any outstanding securities or change such securities into other shares or securities or subdivide, redivide, reduce, combine or consolidate such securities into a greater or lesser number of securities, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to such securities, other than in order to effect the transactions described in the Business Combination Agreement;

(e) amend its articles or by-laws, other than in order to effect the transactions described in the Business Combination Agreement; or

(f) enter into any transaction, or take any other action, out of the ordinary course of its business, other than in order to effect the transactions described in the Business Combination Agreement.

21. Termination

Subject to the terms of the Business Combination Agreement, this Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation. If this Agreement is terminated pursuant to this section, this Agreement shall forthwith become void and of no further force and effect.

22. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

23. Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Amalgamation Agreement.

24. Time of the Essence

Time shall be of the essence of this Agreement.

25. Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

26. Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the day and year first above written.

EXHIBIT “A”

ARTICLES OF AMALGAMATION

(TO BE INSERTED AT THE TIME OF SIGNING THE AMALGAMATION AGREEMENT)

SCHEDULE B

AMALGAMATION RESOLUTION

The text of the Amalgamation Resolution which the MichiCann Shareholders approved at the MichiCann Meeting is substantially as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1The amalgamation under Section 174 of the Business Corporations Act (Ontario) (the “Amalgamation”) involving MichiCann Medical, Inc. (“MichiCann”) and 2690229 Ontario Inc. (“Subco”), all as more particularly described and set forth in the management information circular (the “Circular”) of MichiCann, is hereby authorized, approved and adopted.

2The amalgamation agreement (the “Amalgamation Agreement”) between MichiCann and Subco, implementing the Amalgamation, substantially in the form and containing substantially the same terms and conditions as set out in Schedule A to the business combination agreement between MichiCann, Tidal Royalty Corp. (“Tidal”) and Subco dated May 8, 2019 as amended and restated on March 12, 2020 (the “Business Combination Agreement”) (as the Amalgamation Agreement may be, or may have been modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3Notwithstanding that this resolution has been passed (and the Amalgamation approved) by the shareholders of MichiCann, the directors of MichiCann are hereby authorized and empowered, without further notice to, or approval of, the shareholders of MichiCann to amend the Business Combination Agreement or the Amalgamation Agreement to the extent permitted by the Business Combination Agreement or the Amalgamation Agreement, or subject to the terms of the Business Combination Agreement, not proceed with the Amalgamation.

4Any director or officer of MichiCann is hereby authorized and directed for and on behalf of MichiCann to execute, whether under corporate seal of MichiCann or otherwise, and to deliver articles of amalgamation and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Amalgamation Agreement for filing.

5Any one or more directors or officers of MichiCann is hereby authorized, for and on behalf and in the name of MichiCann, to execute and deliver, whether under corporate seal of MichiCann or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C FUNDAMENTAL CHANGE WRITTEN CONSENT

The text of the Fundamental Change Written Consent which the Tidal Shareholders will be asked to sign is substantially as follows:

TO: TIDAL ROYALTY CORP. (the “Corporation”)

AND TO: THE DIRECTORS THEREOF

WHEREAS MichiCann Medical Inc. (“MichiCann”) is a company existing under the laws of the Province of Ontario whose material assets consists of its wholly owned subsidiaries Mid-American Growers Inc. and RWB Illinois Inc., a secured convertible debenture for a principal amount of up to US$114,734,209 dated January 4, 2019 issued by PharmaCo, Inc. (“PharmaCo”) and a put/call option agreement dated January 4, 2019 between MichiCann and the shareholders of PharmaCo.

AND WHEREAS PharmaCo is a company existing under the laws of the State of Michigan and operating in the cannabis industry in the United States, with assets comprised of licensed provisioning centers, licensed cultivation facilities and licensed processing facilities, all in the State of Michigan.

AND WHEREAS the Corporation, its wholly owned subsidiary 2690229 Ontario Inc. and MichiCann have entered into an amended and restated business combination agreement dated March 12, 2020 (the “Business Combination Agreement”), pursuant to which, among other things, the Corporation will complete a business combination transaction with MichiCann by way of a “three-cornered” amalgamation (the “Business Combination”).

AND WHEREAS, as part of the Business Combination, it is currently proposed that the Corporation will, among other things, (a) consolidate its outstanding shares on a 16:1 basis, and (b) change its name to “Red White & Bloom Brands Inc.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation.

AND WHEREAS, in connection with the completion of the Business Combination, certain directors and officers of the Corporation will resign and new directors and officers will be appointed as directors and officers of the issuer resulting from the Business Combination (the “Resulting Issuer”) as described in the Business Combination Agreement:

AND WHEREAS pursuant to Policy 8 of the Canadian Securities Exchange (“CSE”), the Business Combination constitutes a “Fundamental Change” (as such term is defined in Policy 8), requiring the Corporation to obtain shareholder approval.

NOW THEREFORE, the undersigned hereby confirms that he, she or it:

1. Consents to the Corporation completing the Business Combination and all other transactions and ancillary matters related thereto to give effect to the Business Combination.

2. Acknowledges that this consent will be filed with the CSE in support of an application with the CSE for approval to the completion of the Business Combination and to qualify the listing of the securities of the Resulting Issuer on the CSE.

3. Acknowledges that notwithstanding the fact that this consent may be signed by the requisite percentage of shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with the Business Combination, to revoke this consent at any time prior to the closing of the Business Combination without further notice to or approval of the shareholders of the Corporation.

4. Acknowledges that he, she or it has received all information that he, she or it has deemed necessary or advisable for purposes of evaluating the Business Combination, the other transactions and ancillary matters related thereto and this consent, and has had the opportunity to ask and have answered any and all questions which he, she or it wished to have answered by the Corporation with respect to the Business Combination, the other transactions and ancillary matters related thereto and this consent, prior to the execution of this consent.

Acknowledges that delivery of a signed copy of this consent by facsimile or email (in PDF form or otherwise) is as valid as a delivery of a signed original, and notwithstanding the date of execution, this consent shall be deemed to be dated as of the date set forth below.

SCHEDULE D

TIDAL SERIES II PREFERRED SHARE CONDITIONS

SEE ATTACHED

TIDAL ROYALTY CORP. TERMS OF SERIES 2 CONVERTIBLE PREFERRED SHARES

1.Designation and Number of Shares. There shall hereby be created and established a series of preferred shares of Tidal Royalty Corp. (the “Company”) designated as “Series 2 Convertible Preferred Shares” (the “Series 2 Preferred Shares”). The authorized number of Series 2 Preferred Shares shall be unlimited. Capitalized terms not defined herein shall have the meaning as set forth in Section 18 below. No dividends shall accrue or be payable with respect to the Series 2 Preferred Shares except as set forth in Section 8 below.

2.Ranking. Except with respect to any future series of preferred shares of senior rank to the Series 2 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company or the Series 2 Preferred Shares and any future series of preferred shares of pari passu rank to the Series 2 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Shares”), all shares of capital stock of the Company shall be junior in rank to all Series 2 Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company provided same are issued in accordance with the terms hereof including, for greater certainty, the Series 1 Convertible Preferred Shares and the Common Shares (collectively, the “Junior Shares”). The rights of all such shares of the Company shall be subject to the rights, powers, preferences and privileges of the Series 2 Preferred Shares set forth herein. For the avoidance of doubt, in no circumstance will a Series 2 Preferred Share have any rights subordinate or otherwise inferior to the rights of shares of Parity Shares or Junior Shares (as defined herein).

3.Issuance of Series 2 Preferred Shares. The Series 2 Preferred Shares may be issued in both certificated and uncertificated form. The Company shall, or shall cause the Transfer Agent to, deliver to each Holder (as defined herein) on the Initial Issuance Date certificates registered in the name of such Holder (or as such Holder may direct prior to the Initial Issuance Date) (“Certificated Series 2 Preferred Shares”), a direct registration statement evidencing such number of Series 2 Preferred Shares or an electronic deposit evidencing such number of Series 2 Preferred Shares as the Holder is entitled to (each of the direct registration statement and electronic deposit methods representing “Uncertificated Series 2 Preferred Shares”).

4.Conversion. Each Series 2 Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares (as defined herein) on the terms and conditions set forth in this Section 3.

(a) Holder’s Conversion Right. At any time or times on or after the seven month anniversary of the Initial Issuance Date and before the two year anniversary of the Initial Issuance Date, each holder of a Series 2 Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to convert any whole number of Series 2 Preferred Shares, including any Series 2 Preferred Shares accrued from dividends issued hereunder, into validly issued, fully paid and non-assessable Common Shares in accordance with Section 4(c) at the Conversion Rate (as defined below). Any Series 2 Preferred Shares outstanding on the two year anniversary of the Initial Issuance Date, including any Series 2 Preferred Shares accrued from dividends, shall automatically convert into fully paid and non-assessable Common Shares at such time in accordance with this Section 4 and without requiring any further action by the Holder.

(b) Conversion Rate. The number of validly issued, fully paid and non-assessable Common Shares issuable upon conversion of each Series 2 Preferred Share pursuant to Section 4(a) shall initially be set at 1:1 (the “Conversion Rate”), subject to adjustment as provided herein.

No fractional Common Shares are to be issued upon the conversion of any Series 2 Preferred Shares. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share.

(c) Mechanics of Conversion. The conversion of each Series 2 Preferred Share shall be conducted in the following manner:

(i) Holder’s Conversion. To convert a Series 2 Preferred Share into validly issued, fully paid and non-assessable Common Shares on any Business Day after the seven month anniversary of the Initial Issuance Date and prior to the two year anniversary of the Initial Issuance Date (a “Conversion Date”), a Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Vancouver time, on such date, a copy of an executed notice of conversion of the Series 2 Preferred Shares subject to such conversion in the form attached hereto as “Exhibit I (the “Conversion Notice”) to the Company.

(A) A Holder of Certificated Series 2 Preferred Shares shall, within five (5) Business Days following a Conversion Notice of any such Series 2 Preferred Shares as aforesaid, surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Series 2 Preferred Shares so converted as aforesaid.

(B) A Holder of Uncertificated Series 2 Preferred Shares evidenced by a direct registration statement shall be deemed to have surrendered any such Series 2 Preferred Shares upon receipt by the Company of the Conversion Notice.

(C) A Holder of Uncertificated Series 2 Preferred Shares evidenced by a security entitlement in respect of such Series 2 Preferred Shares in the book entry registration system who desires to convert Series 2 Preferred Shares must do so by causing a Book Entry Participant to deliver to the Depository the Conversion Notice on behalf of the Holder. Forthwith upon receipt by the Depository, the Depository shall deliver to the Transfer Agent confirmation of its intention to convert Series 2 Preferred Shares in a manner acceptable to the Transfer Agent, including by electronic means through a book based registration system, including CDSX. By causing a Book Entry Participant to deliver a Conversion Notice to the Depository, a Holder shall be deemed to have irrevocably surrendered his or her Series 2 Preferred Shares so converted and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the conversion of the Series 2 Preferred Shares and the receipt of Common Shares in connection with the obligations arising from such conversion. Any Conversion Notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the conversion to which it relates shall be considered for all purposes not to have been converted thereby. A failure by a Book Entry Participant to convert or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Company or Transfer Agent to the Book Entry Participant or the Holder.

(ii) Company’s Response. On or before the fifth (5th) Business Day following the date of receipt by the Company of the original certificates representing the Series 2 Preferred Shares subject to the Conversion Notice (in the case of Certificated Series 2 Preferred Shares) or a duly completed Conversion Notice (in the case of Uncertificated Series 2 Preferred Shares), the Company shall issue and deliver, or cause to be issued and delivered (via reputable overnight courier, as applicable) as specified in such Conversion Notice, a certificate, direct registration statement or electronic deposit, registered in the name of such Holder or its designee, for the number of Common Shares to which such Holder shall be entitled. In the case of Certificated Series 2 Preferred Shares, if the number of Series 2 Preferred Shares represented by the Series 2 Preferred Share certificate(s) submitted for conversion pursuant to this Section 4(c) is greater than the number of Series 2 Preferred Shares being converted, then the Company shall issue and deliver to such Holder (or its designee) a new Series 2 Preferred Share certificate representing the number of Series 2 Preferred Shares not converted.

(iii) Record Holder. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series 2 Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

(iv) Withholding Tax. The Company will be entitled to deduct and withhold from any conversion of Series 2 Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

5. Adjustments.

(a) Adjustment of Conversion Rate upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Initial Issuance Date subdivides (by any share split, share dividends, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased. If the Company at any time on or after the Initial Issuance Date combines (by combination, reverse share split or otherwise) its outstanding Common Shares into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased. Any adjustment pursuant to this Section 5 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 5 occurs during the period that a Conversion Rate is calculated hereunder, then the calculation of such Conversion Rate shall be adjusted appropriately to reflect such event.

(b) Rights Upon Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under these terms in accordance with the provisions of this Section 5(b) pursuant to written agreements, agreeing to deliver to each holder of Series 2 Preferred Shares in exchange for such Series 2 Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to these terms and having similar ranking to the Series 2 Preferred Shares. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of these terms and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under these terms and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Series 2 Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 5(a), which shall continue to be receivable thereafter)) issuable upon the conversion of the Series 2 Preferred Shares prior to such Fundamental Transaction, such publicly traded common shares (or their equivalent) of the Successor Entity (including its Parent Entity) that each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Series 2 Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Series 2 Preferred Shares contained herein), as adjusted in accordance with the provisions herein. The provisions of this Section 5(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Series 2 Preferred Shares.

6. Authorized Common Shares. The Company shall reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of each Series 2 Preferred Share. So long as any of the Series 2 Preferred Shares are outstanding, the Company shall take all action necessary to reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of the number of outstanding Series 2 Preferred Shares, as of any given date, at the then applicable Conversion Rate.

7. Voting Rights. Holders of Series 2 Preferred Shares shall have voting rights and are entitled to vote on a matter with holders of Common Shares (and Series 1 Preferred Shares if required by law or otherwise entitled to vote with the holders of Common Shares), voting together as one class. Each Series 2 Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Series 2 Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders), which notice shall be provided pursuant to the Company’s bylaws and applicable law.

8. Dividends. Holders of Series 2 Preferred Shares shall be entitled to receive, and the Company shall pay thereon, a fixed dividend equal to 5.0% per annum, calculated monthly and payable in Series 2 Preferred Shares. Upon conversion of Series 2 Preferred Shares, the dividend shall be calculated pro rata as at the most recently completed month prior to the Conversion Date. Holders of Series 2 Preferred Shares shall be entitled to receive such dividends paid and distributions made to the holders of the Common Shares to the same extent as if such Holders had converted each Series 2 Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. Payment under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares. The Company will be entitled to deduct and withhold from any dividends paid in respect of Series 2 Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

9. Liquidation. Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any Junior Shares, an amount per Series 2 Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Series 2 Preferred Shares into Common Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of Parity Shares, then each Holder and each holder of Parity Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Shares as a liquidation preference, in accordance with their respective terms, as a percentage of the full amount of Liquidation Funds payable to all holders of Series 2 Preferred Shares and all holders of Parity Shares. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 8. All the preferential amounts to be paid to the Holders under this Section 8 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Shares in connection with a Liquidation Event as to which this Section 8 applies.

10. Vote to Change the Terms of or Issue Series 2 Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the constating documents of the Company, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, the constating documents of the Company, or file any certificate of amendment, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit, of the Series 2 Preferred Shares, regardless of whether any such action shall be by means of amendment to the constating documents of the Company or by merger, consolidation or otherwise.

11. Lost or Stolen Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing Series 2 Preferred Shares (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of an indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Company shall execute and deliver new certificate(s) of like tenor and date.

12. Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in these terms shall be cumulative and in addition to all other remedies available under these terms, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms hereof. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder may cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to seek an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required, to the extent permitted by applicable law. The Company shall provide all information and documentation to a Holder that is reasonably requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of these terms.

13. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, merger, plan of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms hereof, and will at all times in good faith carry out all the provisions of these terms and take all action as may be reasonably required to protect the rights of the Holders. Without limiting the generality of the foregoing or any other provision of these terms, the Company (i) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of Series 2 Preferred Shares and (ii) shall, so long as any Series 2 Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Series 2 Preferred Shares, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Series 2 Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).

14. Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15. Notices.. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, electronic mail, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, or electronic mail at the address or number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) or (b) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to 789 West Pender Street, Suite 810, Vancouver, BC V6C 1H2; and if to the Holder to the address on the register for the Series 2 Preferred Shares.

16. Series 2 Preferred Shares Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holders), a register for the Series 2 Preferred Shares, in which the Company shall record the name, address, electronic mail and facsimile number of the Persons in whose name the Series 2 Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Series 2 Preferred Shares is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

17. Shareholder Matters; Amendment.

(a) Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the applicable laws, the constating documents of the Company, the terms hereof or otherwise with respect to the issuance of Series 2 Preferred Shares may be effected by written consent of the Company’s shareholders or at a duly called meeting of the Company’s shareholders, all in accordance with applicable laws.

(b) Amendment. The terms or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose of the Required Holders, or written consent without a meeting in accordance with the applicable laws of all Holders, voting separately as a single class, and with such other shareholder approval, if any, as may then be required by applicable laws and constating documents of the Company.

18. Certain Defined Terns. For purposes of these terms, the following terms shall have the following meanings:

(a) “Book Entry Participant” means an institution that participates directly or indirectly in the Depository’s book entry registration system for the Series 2 Preferred Shares.

(b) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of Vancouver are authorized or required by law to remain closed.

(c) “CDSX” means the settlement and clearing system of CDS Clearing and Depository Services Inc. for equity and debt securities in Canada.

(d) “Common Shares” means the common shares in the capital of the Company, as constituted from time to time.

(e) “Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Company to act as depository in respect of the Series 2 Preferred Shares.

(f) “Fundamental Transaction” means:

(i) the purchase or acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of 50% or more of the outstanding Common Shares, or securities convertible into or carrying the right to acquire Common Shares, other than as a result of the conversion of the Series 2 Preferred Shares hereunder;

(ii) the completion by the Company of an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation or entity which requires approval of the shareholders of the Company pursuant to its constating documents, such that Persons would beneficially own, or exercise control or direction over, voting securities of the Company carrying the right to cast more than 50% of the votes attaching to all voting securities, and immediately following such an event, the directors of the Company immediately prior to such event do not constitute a majority of the board of directors (or equivalent) of the successor or continuing corporation or entity immediately following such event;

(iii) the election at a meeting of the Company’s shareholders of that number of Persons which would represent a majority of the board of directors of the Company, as directors of the Company who are not included in the slate for election as directors proposed to the Company’s shareholders by the Company; or

(iv) the sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business;

(g) “Initial Issuance Date” means the date upon which the Series 2 Preferred Shares are issued by the Company.

(h) “Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(i) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(j) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(k) “Required Holders” means the holders of at least 50.1% of the outstanding Series 2 Preferred Shares.

(l) “Subsidiary” means any Person in which the Company, directly or indirectly, (i) owns a majority of the outstanding capital shares or holds a majority of equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person.

(m) “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(n) “Transaction Documents” means these terms and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated thereby, all as may be amended from time to time in accordance with the terms hereof or thereof.

(o) “Transfer Agent” means National Securities Administrators Ltd. acting as transfer agent or such other transfer agent as appointed by the Company.

EXHIBIT I

TIDAL ROYALTY CORP.

CONVERSION NOTICE

Reference is made to the terms (the “Terms”), of the Series 2 Convertible Preferred Shares of Tidal Royalty Corp. (the “Series 2 Preferred Shares”). In accordance with and pursuant to the Terms, the undersigned hereby elects to convert the number of Series 2 Preferred Shares of Tidal Royalty Corp., a British Columbia corporation (the “Company”), indicated below into common shares (the “Common Shares”) of the Company, as of the date specified below.

Please issue the Common Shares into which the Series 2 Preferred Shares are being converted in the following name and to the following address: